SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.8)*

Compuware Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

205638109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

7,350,093

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

7,350,093

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,350,093

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,649,907

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,649,907

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,649,907

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,649,907

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,649,907

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,649,907

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14.	TYPE OF REPORTING PERSON

CO

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Compuware Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of February 18, 2014, and amends and supplements the Schedule 13D filed on November 26, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital        $70,503,529

Elliott International Working Capital$130,995,010

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 7,350,093 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 13,649,907 shares of Common Stock, which constitute 6.3% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 21,000,000 shares of Common Stock constituting 9.6% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to Board of Directors of the Issuer dated December 17, 2012 (previously filed)

Exhibit C – Letter to Board of Directors of the Issuer dated January 14, 2013 (previously filed)

Exhibit D – Confidentiality Agreement (previously filed)

Exhibit E - May 16, 2013 Letter Agreement (previously filed)

Exhibit F – July 12, 2013 Letter Agreement(previously filed)

Exhibit G –Agreement dated January 8, 2014 (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 19, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Shares Bought (Sold)	Price Per Share

14-Feb-2014	Common Stock	8,778	10.47
14-Feb-2014	Common Stock	15,334	10.54
14-Feb-2014	Common Stock	6,214	10.51
14-Feb-2014	Common Stock	17,150	10.48
13-Feb-2014	Common Stock	17,500	10.44
13-Feb-2014	Common Stock	28,525	10.35
12-Feb-2014	Common Stock	35,000	10.34
11-Feb-2014	Common Stock	26,250	10.30
11-Feb-2014	Common Stock	17,500	10.20
11-Feb-2014	Common Stock	12,880	10.24
11-Feb-2014	Common Stock	21,857	10.24
10-Feb-2014	Common Stock	15,015	10.05
07-Feb-2014	Common Stock	27,342	9.85
07-Feb-2014	Common Stock	35,000	10.00
07-Feb-2014	Common Stock	52,500	10.00
06-Feb-2014	Common Stock	17,500	9.88
06-Feb-2014	Common Stock	28,350	9.85
05-Feb-2014	Common Stock	14,000	9.80
05-Feb-2014	Common Stock	7,556	9.77
04-Feb-2014	Common Stock	35,000	9.84
04-Feb-2014	Common Stock	35,000	9.86
03-Feb-2014	Common Stock	15,344	9.92
31-Jan-2014	Common Stock	35,000	10.10
31-Jan-2014	Common Stock	3,649	10.08
31-Jan-2014	Common Stock	150,500	10.15
31-Jan-2014	Common Stock	23,008	9.97
28-Jan-2014	Common Stock	8,750	10.19
28-Jan-2014	Common Stock	8,750	10.18
28-Jan-2014	Common Stock	17,500	10.18
17-Jan-2014	Common Stock	8,750	10.75
14-Jan-2014	Common Stock	52,500	10.50
14-Jan-2014	Common Stock	17,5000	10.54

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Shares Bought (Sold)	Price Per Share

14-Feb-2014	Common Stock	16,301	10.47
14-Feb-2014	Common Stock	28,476	10.54
14-Feb-2014	Common Stock	11,539	10.51
14-Feb-2014	Common Stock	17,150	10.48
13-Feb-2014	Common Stock	32,500	10.44
13-Feb-2014	Common Stock	52,975	10.35
12-Feb-2014	Common Stock	65,000	10.34
11-Feb-2014	Common Stock	23,920	10.24
11-Feb-2014	Common Stock	40,591	10.24
11-Feb-2014	Common Stock	48,750	10.30
11-Feb-2014	Common Stock	32,500	10.20
10-Feb-2014	Common Stock	27,885	10.05
07-Feb-2014	Common Stock	65,000	10.00
07-Feb-2014	Common Stock	97,500	10.00
07-Feb-2014	Common Stock	50,779	9.85
06-Feb-2014	Common Stock	32,500	9.88
06-Feb-2014	Common Stock	52,650	9.85
05-Feb-2014	Common Stock	26,000	9.80
05-Feb-2014	Common Stock	14,033	9.77
04-Feb-2014	Common Stock	65,000	9.86
04-Feb-2014	Common Stock	65,000	9.84
03-Feb-2014	Common Stock	28,495	9.92
31-Jan-2014	Common Stock	42,728	9.97
31-Jan-2014	Common Stock	65,000	10.10
31-Jan-2014	Common Stock	6,776	10.08
31-Jan-2014	Common Stock	279,500	10.15
28-Jan-2014	Common Stock	16,250	10.18
28-Jan-2014	Common Stock	16,250	10.19
28-Jan-2014	Common Stock	32,500	10.18
17-Jan-2014	Common Stock	16,250	10.75
14-Jan-2014	Common Stock	32,500	10.54
14-Jan-2014	Common Stock	97,500	10.50